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                        November 9, 2022

       Misbah Tahir
       Chief Financial Officer
       IGM Biosciences, Inc.
       325 E. Middlefield Road
       Mountain View, CA 94043

                                                        Re: IGM Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268136

       Dear Misbah Tahir:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Jennifer Knapp